SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
Date: 1st of June 2006, for the month of May, 2006
TELENOR ASA
(Registrant’s Name)
Snarøyveien 30,
1331 Fornebu,
Norway
(Registrant’s Address)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F : ☑      Form 40-F ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐      No : ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

03.05.06 08:39 Marked=OB TEL ANNUAL REPORT 2005
Attached is the Annual Report 2005 for Telenor ASA.
03.05.06 11:19 Marked=OB TEL DIGI RESULTS TODAY
Telenor’s subsidiary in Malaysia, Digi.Com, has reported their first quarter 2006 figures to the Kuala Lumpur Stock Exchange today. The reported figures in NOK mill. are as follows:
- Revenues: 1,546
- EBITDA: 700
- EBIT: 448
- CAPEX: 226
Total number of subscribers: 5.086 million
03.05.06 13:27 Marked=OB TEL DTAC RESULTS TODAY
Telenor’s subsidiary in Thailand, DTAC, has reported their first quarter 2006 figures to the Singapore Stock Exchange today. The reported figures in NOK mill. are as follows:
- Revenues: 2,032
- EBITDA: 719
- EBIT: 382
- CAPEX: 605
Total number of subscribers: 9.823 million
04.05.06 07:46 Marked=OB TEL NOTICE FOR ANNUAL GENERAL MEETING
Attached is the notice for Telenor’s ASA’s Annual General Meeting.
04.05.06 07:57 Marked=OB TEL TELENOR ASA FIRST QUARTER 2006 RESULTS
In the first quarter of 2006, Telenor’s revenues increased by 43 per cent compared to the first quarter of 2005, reaching NOK 21.9 billion. The underlying revenue growth was 15 per cent. Profit before taxes was NOK 5.9 billion. During the quarter, the total number of mobile subscriptions increased by 7 million, reaching 90 million.
04.05.06 07:57 Marked=OB TEL TELENOR ASA FIRST QUARTER 2006 RESULTS
In the first quarter of 2006, Telenor`s revenues increased by 43 per cent compared to the first quarter of 2005, reaching NOK 21.9 billion. The underlying revenue growth was 15 per cent. Profit before taxes was NOK 5.9 billion. During the quarter, the total number of mobile subscriptions increased by 7 million, reaching 90 million.
HIGHLIGHTS FIRST QUARTER 2006:
Revenue growth of 43% - underlying growth of 15% EBITDA margin before other income and expenses increased from 33% to 36% Increased ARPU in mature mobile markets EBITDA margin of 43% in Telenor Mobile Norway and 33% in Fixed Norway Financial gain from sale of shares in Inmarsat of NOK 1.8 billion.
Outlook for 2006
Based upon the strong results for the first quarter of 2006, the outlook for the full year has been evaluated and revised compared to the report for the fourth quarter of 2005: The strong growth in mobile subscriptions during 2005 gives Telenor a solid foundation for further growth in revenues. We expect a growth in reported revenues of around 30%.
We expect a continued high growth in EBITDA, in particular driven by the international mobile operations. Telenor will continue previously introduced initiatives and identify new means of improving cost efficiency. We expect the EBITDA margin before other income and expenses for 2006 to be above 34%.
We expect high capital expenditure to continue, and capital expenditure as a proportion of revenues is expected to be above 20%. Capital expenditure is expected to continue to be driven by high subscription growth within Telenor’s mobile operations in emerging markets.
A growing share of Telenor’s revenues and profits is derived from operations outside Norway. Currency fluctuations may to an increasing extent influence the reported figures in Norwegian Krone. Political risk, including regulatory conditions, may also influence the profits.
We expect seasonal variations between the quarters.

04.05.06 08:52 Marked=OB TEL PRESENTATION MATERIAL
Please find attached the presentation material from Telenor.
16.05.06 08:18 Marked=OB TEL SHARE BUYBACK
Telenor ASA has on May 15, 2006 purchased 228,000 own shares at an average price of NOK 78.9049 per share. These shares will be used in relation to the share option programs of 2002 to 2004 for managers and key personnel. After this transaction, Telenor ASA owns a total of 12,333,182 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005.
Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.
18.05.06 07:59 Marked=OB TEL SHARE BUYBACK
Telenor ASA has on May 16, 2006 purchased 197,033 own shares at an average price of NOK 80.6482 per share. These shares will be used in relation to the share option programs of 2002 to 2004 for managers and key personnel. After this transaction, Telenor ASA owns a total of 12,530,215 shares. The transaction is part of a buyback authorisation approved by Telenor’s Annual General Meeting on May 20, 2005.
Telenor’s largest shareholder, the Kingdom of Norway, has committed to participate in the buyback by cancelling a proportionate part of its shares, leaving their ownership unchanged. The compensation for the Kingdom of Norway’s shares to be cancelled will be determined by the average price paid in the market under the buyback, plus an interest based on NIBOR +1.0 percent p.a., calculated from the dates of purchases under the buyback until payment to the Kingdom of Norway at the time of cancellation.
18.05.06 07:59 Marked=OB TEL SHARE OPTION PROGRAM, REDUCTION IN TREASURY SHARES
In connection with Telenor’s share option programs of 2002, 2003 and 2004 for managers and key personnel, the number of treasury shares is reduced by 425,033 from 12,530,215 to 12,105,182.

24.05.06 07:35 Marked=OB TEL ANNUAL GENERAL MEETING
The Annual General Meeting of Telenor ASA was held today, Tuesday 23 May 2006, at Fornebu. All proposals on the agenda were adopted, cf. notice of the Annual General Meeting that was sent to Oslo Stock Exchange on 4 May 2006.
The Annual General Meeting (AGM) of Telenor ASA has today approved the financial statements and annual report of Telenor ASA and the Group for 2005 and the Board`’s proposal of a dividend of NOK 2.00 per share. The dividend will be paid on 8 June 2006 to shareholders registered as holding shares on the date of the AGM. As of 24 May 2006, the Telenor share will be traded exclusive of dividend.
Capital reduction
The AGM has decided to implement a capital reduction of a total of NOK 157,774,338, partly by canceling 12,105,182 own shares and by redeeming 14,190,541 shares held by the Kingdom of Norway through the Ministry of Trade and Industry against payment of an amount of NOK 765,923,292 to The Kingdom of Norway through the Ministry of Trade and Industry. In connection with the capital reduction, the share premium reserve has been reduced by NOK 1,278,182,840.
Reduction of share premium reserve
In addition, the AGM has decided to reduce the share premium reserve by NOK 5,000,000,000 through a transfer of the same amount to other equity.
Purchase of own shares
The AGM has decided to give the Board an authorisation to purchase up to 165,000,000 own shares with a nominal value of a total of NOK 990,000,000, which corresponds to approximately ten per cent of the Group’s share capital subsequent to the implementation of the capital reduction that was decided today. This authorisation is valid until the next AGM to be held in 2007, and will replace the authorisation given by the AGM on 20 May 2005.
24.05.06 07:57 Marked=OB TEL EX DIVIDEND NOK 2.00 TODAY
The shares in Telenor ASA will be traded ex dividend NOK 2.00 as from today, 24.05.2006.
24.05.06 08:16 Marked=OB TEL TELENOR CAPITAL MARKETS DAY
Attached is the presentation material for the Capital Markets Day.
24.05.06 08:16 Marked=OB TEL TELENOR CAPITAL MARKETS DAY
Attached is the presentation material for the Capital Markets Day.
24.05.06 08:20 Marked=OB TEL TELENOR CAPITAL MARKETS DAY
Attached is the presentation material for the Capital Markets Day.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telenor ASA
By:	/s/ Trond Westlie
	Name:	Trond Westlie
	Title:	CFO

Date: 1st June, 2006